Exhibit 99.1

AKUMIN PROVIDES BI-WEEKLY MCTO STATUS UPDATE

Plantation, FL — September 13, 2021 — Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin”) is providing this update on the status of the management cease trade order granted by the Ontario Securities Commission (the “OSC”), as principal regulator of Akumin, on August 20, 2021 (the “MCTO”) under National Policy 12-203 – Management Cease Trader Orders (“NP 12-203”). The MCTO was granted following Akumin’s application to the OSC once it was determined it was not in a position to file its interim financial report for the quarter ended June 30, 2021 along with the related management’s discussion and analysis and CEO and CFO certificates (collectively, the “Required Reports”) by the reporting deadline of August 16, 2021, as initially announced on August 15, 2021 (the “Default Announcement”). The management cease trade order prevents the officers and/or directors named in the order from trading in Akumin’s securities but does not affect the ability of other shareholders, including the public, to trade in securities of Akumin.

Akumin is continuing to work to complete the preparation of the analysis to conclude and facilitate the review of the Required Reports at the earliest possible date and currently expects to be in a position to file the Required Reports within 60 days of the original filing deadline, being October 15, 2021.

On September 11, 2021, Akumin entered into an amendment and waiver with respect to its revolving credit agreement. Pursuant to the amendment, the lenders have waived any default related to Akumin having not delivered the Required Reports to the lenders in accordance with the revolving credit agreement until October 15, 2021. Further, until the Required Reports are delivered to the lenders, the amounts available to draw under the revolving credit facility will be reduced from $55 million to $10 million. Akumin does not presently have any amounts due under the revolving credit facility.

Akumin confirms that since the date of the Default Announcement: (i) there has been no material change to the information set out in the Default Announcement that has not been generally disclosed; (ii) there has been no failure by Akumin in fulfilling its stated intentions with respect to satisfying the provisions of the alternative information guidelines set out in NP 12-203; (iii) there has not been any other specified default by Akumin under NP 12-203; and (iv) other than as disclosed above there is no other material information concerning the affairs of Akumin that has not been generally disclosed.

Akumin confirms that it will continue to satisfy the provisions of the alternative information guidelines under NP 12-203 by issuing bi-weekly default status reports in the form of news releases for so long as it remains in default of the above-noted filing requirements.

About Akumin Inc.

Akumin is a national partner of choice for U.S. hospitals, health systems and physician groups, with comprehensive solutions addressing outsourced radiology and oncology service line needs. With the acquisition of Alliance HealthCare Services, Akumin now provides (1) freestanding, fixed-site outpatient diagnostic imaging services through a network of more than 170 owned and/or operated independent imaging centers located in 11 states; and (2) outpatient radiology and oncology solutions to more than 1,000 hospitals and health systems in 46 states. By combining clinical and operational expertise with the latest advances in technology and information systems, Akumin and its ~4,000 Team Members facilitate more efficient and effective diagnosis and treatment for patients and their providers in 46 states. Akumin’s imaging procedures include MRI, CT, positron emission tomography (PET and PET/CT), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures; our cancer care services include a full suite of radiation therapy and related offerings. For more information, visit www.akumin.com and www.alliancehealthcareservices-us.com.

For more information relating this press release, please contact:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com

Forward Looking Information

Certain statements contained in this press release may constitute forward-looking information. These statements relate to future events or future performance. The use of any of the words “could”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated”, “proposed” and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on Akumin’s current belief or assumptions as to the outcome and timing of such future events. In particular, this release contains forward-looking information relating to the anticipated filing of the Required Reports and Akumin’s intentions to continue to satisfy the provisions of the alternative information guidelines under NP 12-203. Such forward-looking information are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including, but not limited to, the risks described in greater detail in the “Risk Factors” section of Akumin’s Annual Information Form dated March 31, 2021, which is available at www.sedar.com and www.sec.gov. These risks are not intended to represent a complete list of the risks that could affect Akumin; however, these risks should be considered carefully. Further, various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to Akumin. The forward-looking information contained in this release is made as of the date hereof and Akumin is not obligated to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward-looking information. The foregoing statements expressly qualify any forward-looking information contained herein.

The TSX has not in any way passed upon the merits of and has neither approved nor disapproved the contents of this news release.

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